Churchill Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

Balance, beginning of year	$	401,107
Net income		701,451
Distributions		(798,000)
Balance, end of year	$	304,558

See accompanying notes.